September 22, 2025

Luk Siu Fung Mark
Vice Chairman and Executive Director
RIKU DINING GROUP Ltd
130 Dynamic Drive, Units 4-5
Scarborough, ON
M1V 5C8, Canada

       Re: RIKU DINING GROUP Ltd
           Registration Statement on Form F-1
           Filed September 12, 2025
           File No. 333-290212
Dear Luk Siu Fung Mark:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed September 12, 2025
Prospectus Summary, page 1

1. Your disclosure under "Corporate History and Structure" indicates that the Corporate
       Reorganization occurred on September 10, 2025. However, your disclosure in the
       Prospectus Summary, the Prospectus Cover Page and Resale Prospectus continues to read as if the reorganization has yet to take place. Revise for consistency and, in doing so, update your share capitalization information and percentage of shares outstanding throughout your prospectus.
Compensation of Directors and Executive Officers, page 141

2. Tell us why you have revised to remove the disclosure regarding your executive officer's total compensation for the most recent fiscal year. Refer to
Item 6.B. of Form
       20-F.
 September 22, 2025
Page 2

Notes to Unaudited Condensed Consolidated Financial Statements
Note 15 - Segment Reporting, page F-64

3. We note per page F-47 that you adopted ASU No. 2023-07 during the interim period ended March 31, 2025. Please tell us your consideration of disclosing significant segment expenses and other segment items for each reported measure of segment profit or loss. Refer to ASC 280-10-50-26A through 50-26C.
General

4. We note your disclosure, reflecting that you are registering for resale of 1,643,334
       Class A Ordinary Shares by the Selling Shareholders. Please explain to us why you are registering the resale offering at this time. Also, revise your risk factor entitled
       "Substantial future sales or perceived sales of our Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline" to acknowledge that you are registering shares for immediate resale, which will have a negative impact upon your market price.
5. We note that the Resale Prospectus cover page includes a placeholder for a range of fixed prices, and indicates that the Selling Shareholders will sell their shares at "the price at which [you] sell shares in [y]our initial public offering" and at market prices or privately negotiated prices after the Nasdaq listing. You also state, however, that "[n]o sales of the Class A Ordinary Shares covered by this Resale Prospectus shall occur until after the closing of [y]our initial public offering." We also note your disclosure in the Public Offering Prospectus, stating that "[n]o sales of the Class A
       Ordinary Shares covered by the Resale Prospectus shall occur until the Ordinary
       Shares sold in [y]our IPO begin trading on the Nasdaq Capital Market." If so, revise the Resale Prospectus cover page to remove the reference to a price range. Please also revise the Resale Prospectus cover page to state that the offering is contingent on approval of the Nasdaq listing, to the extent accurate. In this regard, we note the following disclosure on the Public Offering Prospectus cover page:
"There is no
       assurance that our listing application will be approved by the Nasdaq Capital Market, and if our listing application is not approved by the Nasdaq Capital Market, this initial public offering will be terminated."
6. Revise your resale prospectus to disclose the natural holders who control the entities that are selling securities in this offering. Because it appears that the Selling
       Shareholders will beneficially own greater than 5% of your ordinary shares prior to the offering, according to your disclosure on page 2, revise your Principal
       Shareholders table to disclose such holders. Refer to Item 7.A. of Form 20-F.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 September 22, 2025
Page 3

       Please contact Patrick Kuhn at 202-551-3308 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Eddie Kim at 202-551-8713 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Janeane Ferrari